RISK FACTORS

An investment in the common stock of the Company is highly speculative and subject to a high degree of risk. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below, the other information in this Annual Report on Form 10-KSB and the information with the Company's filings with the Securities and Exchange Commission before investing. The risks described below are not the only ones faced. Additional risks that we are aware of or that we currently believe are immaterial may become important factors that affect our business. If any of the following risks occur, or if others occur, our business, operating results and financial condition could be seriously harmed and the investor may lose all of their investment.

If we are not able to secure future financings, then we may not be able to carry out our business plan for the expansion of Icoworks.

Our business plan calls for the increased expansion of the business of Icoworks. We will be required to raise substantial funds in order to fund this expansion. There is no assurance that we will be able to raise the additional funds required. In addition, future capital financings may result in dilution to current holders of our common stock and may require the issuance of preferred stock that have rights and priority to our common stock. There is no assurance that financings will be available to us on terms that are attractive to us. In the event that we are unable to secure additional financing, then we may be forced to scale back the business plan of Icoworks and to reduce the business activities of Icoworks. These measures could impact on the ability of Icoworks to achieve profitability.

As the Icoworks merger is subject to approval of the shareholders of the Company and Icoworks, there is no assurance that this merger will proceed.

We have agreed to merge with Icoworks. Upon completion of this merger, we will issue approximately 5,814,236 additional shares of our common stock to acquire the additional 44% interest in Icoworks that we do not own. In addition, we anticipate that we will grant options and share purchase warrants to the option and warrant holders of Icoworks. The issuance of these securities will result in dilution to the holders of our common stock. There is no assurance that our shareholders and Icoworks will each approve these mergers. In addition, the merger will be subject to dissent and appraisal rights in favor of both the shareholders of the Company and Icoworks. If a substantial number of these shareholders exercise their dissent rights, then we may be forced to abandon the merger due to the high cost of purchasing the shares of the dissenting shareholders.

If the expansion strategy of Icoworks is not successful, then the Company may not achieve profitability.

Our business plan involves the expansion of the traditional markets of Icoworks, the introduction of new technology to Icoworks' auction business and the entering into of "bought deals", subject to our achieving the necessary financing. In the event that these expansion strategies are not successful in generating revenues that exceed the costs of the expansions, then Icoworks will not generate sufficient revenues for us to achieve profitability. In this event, our business and financial condition will be adversely impacted.

If Icoworks' customers do not accept the introduction of new technology to the traditional auction process, then our profitability and the profitability of Icoworks will be adversely impacted.

Icoworks plans to continue to integrate technology into its traditional auction business. Examples include incorporating state of the art auction software, online auction participation and online auctions into the auction business. The objective of these strategies is to increase the efficiency of the Icoworks auctions by expanding the number of potential bidders. If the strategy is not successful, then Icoworks may not be able to recover its investment in these new technologies with the result that our business and financial condition would adversely impacted.

If the acquisition of strategy of Icoworks is not successful, then our business and financial condition and the business and financial condition of Icoworks will be adversely impacted.

Icoworks' plans on acquiring traditional auction businesses in order to expand the geographic scope of its business. This strategy is part of an overall plan to increase the number of bidders for equipment offered for sale by Icoworks. The acquisition of new businesses is subject to various risks, including the ability of Icoworks to integrate these new businesses into its current business, the presence of competitors in new markets, the ability of Icoworks to retain personnel from businesses that are acquired and the ability of newly acquired businesses to generate adequate revenues. If Icoworks is not able to successfully integrate new businesses into its current business, or if these new businesses are not successful independently, then the business and financial condition of Icoworks, and consequently our business and financial condition, would be adversely affected.

There is no assurance that Icoworks will be successful in expanding its market beyond its traditional territory.

The business of Icoworks was founded and is currently based in Calgary, Alberta, Canada. The Company's base in this market is built on its years of experience in this market and the experience of the Company's key employees in this market. As Icoworks expands the geographic scope of its operations, there is no assurance that it will be able to translate its experience and the experience of its key employees to new markets. The business formula employed by Icoworks in its current markets may not prove to be successful in new territories due to a variety of factors, including different business environments, different equipment markets and the presence of competitors in new markets. If the business strategy used by Icoworks to date is not successful in new geographic markets, then the business and financial condition of Icoworks, and consequently our business and financial condition, will be adversely impacted.

If Icoworks is not successful in attracting additional personnel with the necessary experience, Icoworks may not be successful in its expansion efforts.

In order to employ its business expansion strategy, Icoworks will be required to hire new employees that have expertise in the auction industry and that are able to enable us to implement our business strategy for Icoworks. There is no assurance that Icoworks will be able to hire new employees that have the necessary experience and qualifications. In addition, management may have difficulty in training and retaining personnel in different geographic locations. There is no assurance that the persons hired by Icoworks will enable us to achieve the Icoworks' expansion strategy.

If the customers and bidders of Icoworks do not accept new auction formats introduced by Icoworks, then the business and financial condition of Icoworks, and consequently our business and financial condition, will be adversely impacted.

Icoworks plans on introducing new technologies to its traditional auction process. These new technologies include online auctions, such as auctions on Icoworks' e-Bay store, and online participation in live auctions, such as the services offered by Icoworks in conjunction with BidSpotter.com. The objective behind these new formats it to broaden the base of bidders that view and bid on the equipment offered by Icoworks on behalf of its customers. If these new formats are not accepted, then Icoworks may not be able to recover the cost of its time and investment in these new formats, with the result that the business and financial condition of Icoworks, and consequently our business and financial condition, may be adversely impacted.

If Icoworks enters into bought deals, then the capital of Icoworks will be at risk.

Icoworks plans to enter into bought deals whereby the capital of Icoworks will be placed at risk due to the requirement that Icoworks purchase the equipment to be auctioned. The success of this business venture will be largely based on the ability of Icoworks to successfully appraise and value equipment offered for sale, to be able to enter into attractive purchase agreements from customers and to resell the purchased equipment at prices which generate a successful return on investment for Icoworks. The inability of Icoworks to achieve any of these objectives could result in Icoworks in losing money on "bought deal" auctions. In this case, the capital of Icoworks, and consequently our capital, would be at risk. This risk is a significantly greater risk that the traditional auction process where Icoworks earns revenues on a commission basis.

If Icoworks loses any of its key employees, then its business and financial condition could be adversely impacted.

The success of Icoworks is largely dependent on its key employees, including Mr. Bill Wigley, Mr. Darrell McGrath and Graham Douglas. Mr. Wigley and Mr. McGrath joined Icoworks through business acquisitions. Mr. Douglas has been involved in funding Icoworks since the acquisition of Icoworks Services Ltd. In the event that either of these individuals leaves Icoworks for any reason, then the ability of Icoworks to continue the acquired businesses, to retain the business goodwill of Icoworks and to achieve profitable operations will be adversely impacted.

As Icoworks implements its business strategy, then its reliance on third parties will increase.

Various components of the business strategy of Icoworks require the outsourcing of certain services to third parties. Examples include the integration of computer technologies, the hosting of online auctions by e-Bay and the offering of online auctions by BidSpotter.com. To the extent that these parties are not able to deliver the services required by Icoworks, then the ability of Icoworks to satisfy its customers and to operate profitably may be adversely affected.

Competition may adversely impact on the ability of Icoworks to achieve profitability and to achieve its expansion strategy.

Icoworks is currently subject to competition in its traditional markets. Competitors include direct competitors, such as competing auction houses and indirect competitors, such as equipment manufacturers, rental companies, distributors and dealers that sell new or used products. The principal factors in the industrial equipment market are reputation, customer service, commission amounts, transaction structure, real time information access and the ability to attract the bidders of products that are necessary to generate the best possible prices for products. The inability of Icoworks to compete on any of these factors with competitors in its traditional markets will impact adversely on the business of Icoworks. In addition, Icoworks will have to compete on these factors in new markets in the event that it expands into new geographic markets as it completes its business strategy.

Icoworks will compete against competitors that have greater financial resources and greater customer recognition as it enters new markets. There is no assurance that Icoworks will be able to acquire market share from these competitors as it attempts to expands its geographic scope.

Icoworks will encounter competition on the online market from competitors that are focused on Internet auctions. In addition, new companies that have focused their traditional businesses on Internet auctions may expand their businesses to include traditional auction processes that compete with the auctions provided by Icoworks.

A purchase of our common stock is speculative and purchasers may lose their entire investment.

A purchase of our common stock is significantly speculative and involves significant risks. Our common stock should not be purchased by any person who cannot afford the loss of his or her entire purchase price. A purchase of our common stock would be unsuitable for a person who cannot afford to lose his or
her  entire  purchase  price.   Our  business  objectives  must  be  considered
speculative and there is no assurance that we will satisfy those objectives. For these reasons, each prospective purchaser should read our filings with the Securities and Exchange Commission, including this Annual Report on Form 10-KSB, in its entirety and should consult with their attorney, business advisor or investment advisor.

Icoworks has entered into joint venture agreements with joint venture partners and its subsidiary, Icoworks Joint Ventures Inc.

Under the terms of the joint venture agreement, the joint venture investors have agreed to advance an aggregate total of $1,200,000 CDN (equal to approximately $800,000 US) to date. Additional funds may be advanced by future joint venture investors. Icoworks has guaranteed a return of 15% per annum on the investment of the joint venture investors. If the bought deals purchase and resale strategy of the joint venture is not successful in generating cash necessary to pay the minimum return, then Icoworks will have to pay any shortfall to the joint venture investors. Failure of the joint venture to generate the anticipated profits will cause the business and financial condition of Icoworks to be adversely affected.

FOR ALL OF THE AFORESAID REASONS AND OTHERS SET-FORTH IN THIS ANNUAL REPORT ON FORM 10-KSB, AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. ANY PERSON CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD BE AWARE OF THESE AND OTHER FACTORS SET-FORTH IN THIS ANNUAL REPORT ON FORM 10-KSB AND SHOULD CONSULT WITH HIS/HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE COMPANY. OUR SHARES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR TOTAL INVESTMENT.